FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

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On April 30, 2012, Vulcan Materials Company (the “Company”) included the following items on its website, http://www.realaggregatesleader.com/, which contains information about Martin Marietta’s unsolicited exchange offer that was announced December 12, 2011: